Exhibit 99.4

NEWS RELEASE

CONTACT:	KATHLEEN P. PEPSKI	(NYSE: BMM)
	(952) 851-6030	FOR IMMEDIATE RELEASE

BMC Industries, Inc. Revises Its Outlook For Third Quarter 2001

September 27, 2001 – Minneapolis, Minnesota, USA – BMC Industries, Inc. stated today that its businesses continue to be impacted by the slowing global economy and by external market factors.  As a result, consolidated financial results will be adversely impacted and the Company will report a greater loss in third quarter 2001 than earlier anticipated.

The Buckbee-Mears group continues to experience lower demand for both its computer monitor and entertainment masks in addition to significant pricing pressure in its computer monitor mask business as a result of weakness in worldwide demand for computer monitors.  In response to these market conditions, the Company temporarily shut down aperture mask production at its Cortland, New York and Müllheim, Germany manufacturing facilities during portions of the third quarter.  Also during the quarter, the Company reduced its hourly and salaried headcount at its Cortland and St. Paul, Minnesota facilities.  While these actions are expected to generate significant cost savings in the future, third quarter results will be negatively impacted by non-recurring charges associated with these actions.

The Optical Products group continues to be impacted by a stagnant domestic ophthalmic lens market, characterized by accelerated erosion in the glass lens segment and slower than anticipated growth in demand for polycarbonate and plastic lenses.  Market demand has been particularly light in September, which we believe is due to recent events.

“These difficult market conditions, particularly with respect to our Buckbee-Mears group, have necessitated quick, aggressive action in adjusting our manufacturing output and related operating costs,” said BMC Chairman and Chief Executive Officer Paul B. Burke.  “We will continue to monitor events carefully and will take further steps to align our costs with market conditions if warranted.”

Due to these factors, BMC expects to report consolidated revenues of approximately $75 to $80 million for third quarter 2001 compared to third quarter 2000 revenues of $90.2 million.  As a result of the sales shortfall, additional costs associated with the extended shutdown and accelerated headcount reductions mentioned earlier, BMC expects to report a loss in the range of $0.13 to $0.16 per diluted share for the third quarter of 2001.  The Company earned $0.10 per diluted share in third quarter 2000.  While the Company still expects to report a profit in the fourth quarter, recent events have added uncertainty in the level of demand in the near-term for our products.  The Company will address its outlook for the remainder of the year with its third quarter earnings release currently scheduled for October 30, 2001.

This news release contains various “Forward-Looking Statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are intended to be covered by the safe harbors created thereby.  Statements made in this news release that are not statements of historical facts, including statements regarding future performance, are Forward-Looking Statements.  Forward-Looking Statements may be identified by the use of words such as “anticipates”, “estimates”, “expects”, “projects”, “intends”, “plans”, “predicts”, and similar expressions.  Forward-Looking Statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those projected, including, among others, ability to achieve anticipated cost savings, rebound in demand for televisions, computer monitors and ophthalmic lenses; further aperture mask and ophthalmic lens price declines, particularly for computer monitor masks, and imbalances of supply and demand; rising raw material and chemical costs; consumer demand for direct-view high-definition television and digital receivers; competition with alternative technologies and products, including laser surgery for the correction of visual impairment and liquid crystal, plasma, projection and other types of visual displays; adjustments to inventory valuations; liability and other claims asserted against BMC; and negative foreign currency fluctuations.  Certain of these and other risks and uncertainties are discussed in further detail in BMC’s Annual Report and Form 10-K for the year ended December 31, 2000 and other documents filed with the Securities and Exchange Commission.

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products.

The Buckbee-Mears group, through its Mask Operations, is the only independent North American manufacturer of aperture masks.  The Buckbee-Mears group, through its Micro-Technology Operations, is also a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.

The Optical Products group, operating under the Vision-Ease trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and hard-resin plastic eyewear lenses.  Vision-Ease is a technology and market share leader in the polycarbonate lens segment of the market.  Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol “BMM.”  For more information about BMC Industries, Inc., visit the Company’s Web site at www.bmcind.com.